Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and nine months ended June 30, 2019 and 2018
(unaudited)

Interim Consolidated Statements of Earnings
For the three and nine months ended June 30
(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2019	2018	2019	2018
		$	$	$	$
Revenue	8	3,119,797	2,940,712	9,152,006	8,707,865
Operating expenses
Costs of services, selling and administrative		2,644,362	2,503,708	7,782,030	7,440,232
Acquisition-related and integration costs	6c	37,134	8,532	50,126	35,393
Restructuring costs		—	19,997	—	80,305
Net finance costs		19,415	18,656	52,806	53,103
Foreign exchange loss		1,190	1,684	2,438	1,631
		2,702,101	2,552,577	7,887,400	7,610,664
Earnings before income taxes		417,696	388,135	1,264,606	1,097,201
Income tax expense		108,333	99,855	325,488	249,284
Net earnings		309,363	288,280	939,118	847,917
Earnings per share
Basic earnings per share	5c	1.14	1.02	3.42	2.97
Diluted earnings per share	5c	1.12	1.00	3.36	2.92

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    1

Interim Consolidated Statements of Comprehensive Income
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30
	2019	2018	2019	2018
	$	$	$	$
Net earnings	309,363	288,280	939,118	847,917
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(153,812)	(125,152)	(26,310)	232,035
Net gains (losses) on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	22,977	26,506	2,941	(53,095)
Deferred costs of hedging on cross-currency swaps (Note 3)	(4,280)	—	16,510	—
Net unrealized (losses) gains on cash flow hedges	(968)	(6,702)	38,458	(9,506)
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	692	(517)	3,374	(1,516)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	6,060	23,261	(19,287)	29,911
Other comprehensive (loss) income	(129,331)	(82,604)	15,686	197,829
Comprehensive income	180,032	205,676	954,804	1,045,746

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at June 30, 2019	As at September 30, 2018
		$	$
Assets
Current assets
Cash and cash equivalents	7c and 9	225,151	184,091
Accounts receivable		1,478,819	1,481,368
Work in progress		1,061,492	942,826
Current derivative financial instruments	9	24,811	12,395
Prepaid expenses and other current assets		194,348	153,554
Income taxes		11,150	4,646
Total current assets before funds held for clients		2,995,771	2,778,880
Funds held for clients		394,641	325,552
Total current assets		3,390,412	3,104,432
Property, plant and equipment		403,560	388,093
Contract costs		228,608	243,147
Intangible assets		529,751	479,326
Other long-term assets		114,624	104,948
Long-term financial assets		165,851	117,736
Deferred tax assets		103,694	139,664
Goodwill		7,877,424	7,341,720
		12,813,924	11,919,066

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,175,713	1,134,802
Accrued compensation		721,659	602,245
Current derivative financial instruments	9	9,445	39,418
Deferred revenue		346,845	399,549
Income taxes		218,496	194,681
Provisions		79,180	72,068
Current portion of long-term debt		165,874	348,580
Total current liabilities before clients’ funds obligations		2,717,212	2,791,343
Clients’ funds obligations		392,807	328,324
Total current liabilities		3,110,019	3,119,667
Long-term income taxes		9,644	10,603
Long-term provisions		24,759	25,933
Long-term debt		2,366,446	1,452,313
Other long-term liabilities		207,301	205,646
Long-term derivative financial instruments	9	54,805	77,754
Deferred tax liabilities		179,228	173,009
Retirement benefits obligations		190,928	169,334
		6,143,130	5,234,259

Equity
Retained earnings		4,331,508	4,251,424
Accumulated other comprehensive income	4	217,282	201,596
Capital stock	5a	1,892,303	2,018,592
Contributed surplus		229,701	213,195
		6,670,794	6,684,807
		12,813,924	11,919,066

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    3

Interim Consolidated Statements of Changes in Equity
For the nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

Net earnings		939,118	—	—	—	939,118
Other comprehensive income		—	15,686	—	—	15,686
Comprehensive income		939,118	15,686	—	—	954,804
Share-based payment costs		—	—	—	29,138	29,138
Income tax impact associated with stock options		—	—	—	5,428	5,428
Exercise of stock options	5a	—	—	57,698	(10,409)	47,289
Exercise of performance share units	5a	—	—	7,651	(7,651)	—
Purchase for cancellation of Class A subordinate voting shares	5a	(859,034)	—	(160,898)	—	(1,019,932)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(30,740)	—	(30,740)
Balance as at June 30, 2019		4,331,508	217,282	1,892,303	229,701	6,670,794

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		847,917	—	—	—	847,917
Other comprehensive income		—	197,829	—	—	197,829
Comprehensive income		847,917	197,829	—	—	1,045,746
Share-based payment costs		—	—	—	31,172	31,172
Income tax impact associated with stock options		—	—	—	5,773	5,773
Exercise of stock options	5a	—	—	82,138	(15,091)	67,047
Exercise of performance share units	5a	—	—	7,439	(7,439)	—
Purchase for cancellation of Class A subordinate voting shares	5a	(503,852)	—	(94,765)	—	(598,617)
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts		—	—	504	24	528
Balance as at June 30, 2018		4,138,504	357,220	2,025,252	208,510	6,729,486

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    4

Interim Consolidated Statements of Cash Flows
For the three and nine months ended June 30
(in thousands of Canadian dollars) (unaudited)

		Three months ended June 30		Nine months ended June 30
	Notes	2019	2018	2019	2018
		$	$	$	$
Operating activities
Net earnings		309,363	288,280	939,118	847,917
Adjustments for:
Amortization and depreciation		101,480	100,810	295,146	291,204
Deferred income taxes		2,472	3,094	(3,886)	(62,643)
Foreign exchange (gain) loss		(5,542)	986	2,439	3,756
Share-based payment costs		8,424	7,977	29,138	31,172
Net change in non-cash working capital items	7a	(41,026)	(83,844)	(33,250)	41,639
Cash provided by operating activities		375,171	317,303	1,228,705	1,153,045

Investing activities
Business acquisitions (considering the bank overdraft assumed and cash acquired)		(440,641)	(43,121)	(464,890)	(247,523)
Investment in a step acquisition		(78,519)	—	(140,248)	—
Purchase of property, plant and equipment		(43,947)	(33,741)	(120,469)	(100,883)
Additions to contract costs		(13,443)	(28,830)	(47,512)	(70,674)
Additions to intangible assets		(26,565)	(21,961)	(79,555)	(75,131)
Purchase of long-term investments		(6,577)	(1,202)	(15,400)	(9,027)
Proceeds from sale of long-term investments		6,225	1,359	11,995	2,646
Cash used in investing activities		(603,467)	(127,496)	(856,079)	(500,592)

Financing activities
Net change in unsecured committed revolving credit facility		429,489	54,019	234,694	(58,341)
Increase of long-term debt		4,395	1,848	682,123	15,147
Repayment of long-term debt		(12,880)	(12,465)	(227,273)	(44,925)
Repayment of debt assumed in business acquisitions		(1,374)	(6,663)	(1,374)	(28,609)
Settlement of derivative financial instruments	9	—	—	(1,934)	—
Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(30,740)	(24,789)
Resale of Class A subordinate voting shares held in trusts		—	—	—	528
Purchase and cancellation of Class A subordinate voting shares	5a	(516,532)	(347,017)	(1,024,112)	(578,460)
Issuance of Class A subordinate voting shares		16,621	13,161	47,342	66,525
Cash used in financing activities		(80,281)	(297,117)	(321,274)	(652,924)
Effect of foreign exchange rate changes on cash and cash equivalents		(10,230)	(9,140)	(10,292)	5,695
Net (decrease) increase in cash and cash equivalents		(318,807)	(116,450)	41,060	5,224
Cash and cash equivalents, beginning of period		543,958	287,546	184,091	165,872
Cash and cash equivalents, end of period		225,151	171,096	225,151	171,096

Supplementary cash flow information (Note 7).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Inc. (the Company), directly or through its subsidiaries, provides information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011, and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2018 which were consistently applied to all periods presented, except for the new accounting standards adopted on October 1, 2018, as described below in Note 3, Changes in accounting policies.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2018.
The Company’s interim condensed consolidated financial statements for the three and nine months ended June 30, 2019 and 2018 were authorized for issue by the Board of Directors on July 30, 2019.
3.Changes in accounting policies
ADOPTION OF ACCOUNTING STANDARDS
The following standards have been adopted by the Company on October 1, 2018:
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
IFRS 15 was adopted by the Company using the modified retrospective method, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:

–
Initial implementation activities of outsourcing and BPS arrangements, previously not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation if they meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition and related contract costs.

–
Previously, when a software license had value to the client on a stand-alone basis and was identified as a separately identifiable component, revenue from the software license was recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license is now combined with the services resulting in deferral of revenue recognition.

–
The Company changed its presentation of work in progress and deferred revenue which are now presented on a contract-by-contract basis separately from accounts receivable and no longer for each project as it was previously the case for systems integration and consulting services arrangements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
ADOPTION OF ACCOUNTING STANDARDS (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)

–
IFRS 15 indicates that IAS 37, Provisions, Contingent Liabilities and Contingent Assets, should now be applied to estimated losses on revenue-generating contracts. Therefore, related amounts previously classified as accounts payable and accrued liabilities and other long-term liabilities are now classified as current and non-current provisions.

–
IFRS 15 requires additional disclosures related to disaggregation of revenue from contracts with customers. As a result, the Company is now disclosing on a quarterly basis information on revenue by geography, service type and major clients in Note 8, Segmented Information, consistent with the information disclosed annually in the Company's consolidated financial statements.

–	Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 15 did not have a material impact on the Company’s interim condensed consolidated financial statements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement.
IFRS 9 was adopted retrospectively by the Company, with no restatement of comparative figures.
The main changes to the accounting policies disclosed in the consolidated financial statements of the Company for the year ended September 30, 2018 are as follows:

–
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets previously classified as loans and receivables are now classified at amortized cost and continue to be measured as such. Financial assets previously classified as available-for-sale are now classified at fair value through other comprehensive income and continue to be measured as such. Other financial assets and derivatives that do not qualify for hedge accounting are still classified and measured at fair value through earnings. Financial liabilities previously classified as other liabilities are now classified at amortized cost and continue to be measured as such.

–
The standard introduces a new impairment model which applies to the Company’s trade accounts receivable, contract assets, long-term receivables and long-term bonds. The Company is not subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher. The Company has applied the simplified approach on its accounts receivable, contract assets and long-term receivables and used the low credit risk exemption on its long-term bonds.

–
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company had applied the new hedge accounting model and the existing hedge relationships continue to qualify for hedge accounting under this new model. The Company had elected to account for the forward element of the cross-currency swaps as costs of hedging. Accordingly, as of October 1, 2018, an amount of $25,997,000 of deferred costs of hedging, net of accumulated tax recovery of $3,885,000, was recognized in a separate component of the accumulated other comprehensive income.

–	Additional annual disclosures will be provided in the Company’s consolidated financial statements for the year ending September 30, 2019.
The adoption of IFRS 9 did not have a material impact on the Company’s interim condensed consolidated financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGE
The following standard has been issued but is not yet effective. The Company’s preliminary assessment is subject to change, as the Company is progressing in the assessment of the impact of this standard on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the lessee's classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company plans to adopt IFRS 16 using the modified retrospective method and apply the exemptions for short-term leases and leases of low-value assets.
In preparation for the conversion to IFRS 16, the Company has developed a detailed conversion plan consisting of three phases: 1) awareness and assessment, 2) design and 3) implementation. As part of the first phase, the Company has established a steering committee responsible for monitoring the progress and approving recommendations from the project team. The steering committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.The Company has completed the first phase of the conversion plan and is progressing toward completion of the second phase. The Company expects that the adoption of IFRS 16 will result in a material increase to its assets and liabilities through the recognition of right-of-use assets and of lease liabilities. However, it is not yet possible to reliably quantify the impact of the effects of IFRS 16 at this stage of the conversion plan but as the Company expects to finalize the third phase during the three months ending September 30, 2019, a preliminary estimate will be disclosed in its consolidated financial statements for the year ending September 30, 2019.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The Company does not expect that the adoption of IFRS 16 will have an impact on its ability to comply with the external covenants disclosed in Note 32, Capital risk management, of the consolidated financial statements of the Company for the year ended September 30, 2018 related to its Senior U.S. and euro unsecured notes, unsecured committed revolving credit facility and unsecured committed term loan credit facility.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.    Accumulated other comprehensive income

	As at June 30, 2019	As at September 30, 2018
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $67,590 ($72,054 as at September 30, 2018)	732,705	759,015
Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $69,747 ($73,502 as at September 30, 2018)	(450,462)	(479,400)
Deferred costs of hedging on cross-currency swaps, net of accumulated income tax recovery of $1,449 (nil as at September 30, 2018) (Note 3)	(9,487)	—
Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $11,283 (net of accumulated income tax recovery of $12,286 as at September 30, 2018)	11,672	(26,786)
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $485 (net of accumulated income tax recovery of $734 as at September 30, 2018)	758	(2,616)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $19,790 ($13,021 as at September 30, 2018)	(67,904)	(48,617)
	217,282	201,596
For the nine months ended June 30, 2019, $4,440,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $2,608,000, were reclassified to net earnings for the derivative financial instruments designated as cash flow hedges.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share

a)	Capital stock

Class A subordinate voting shares			Class B multiple voting shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592
Issued upon exercise of stock options[1]	1,419,686	57,698	—	—	1,419,686	57,698
Performance share units (PSUs) exercised[2]	—	7,651	—	—	—	7,651
Purchased and cancelled[3]	(11,456,932)	(160,898)	—	—	(11,456,932)	(160,898)
Purchased and held in trusts[4]	—	(30,740)	—	—	—	(30,740)
As at June 30, 2019	240,387,868	1,851,921	28,945,706	40,382	269,333,574	1,892,303

[1]
The carrying value of Class A subordinate voting shares includes $10,409,000 ($15,091,000 for the nine months ended June 30, 2018), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the nine months ended June 30, 2019, 160,694 PSUs were exercised (172,068 during the nine months ended June 30, 2018) with a recorded value of $7,651,000 ($7,439,000 during the nine months ended June 30, 2018) that was removed from contributed surplus. As at June 30, 2019, 875,480 Class A subordinate voting shares were held in trusts under the PSU plans (661,179 as at June 30, 2018).

3 On January 30, 2019, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,100,499 Class A subordinate voting shares on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2019 until no later than February 5, 2020, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the NCIB.
During the nine months ended June 30, 2019, the Company purchased for cancellation 6,248,570 Class A subordinate voting shares under its previous and current NCIB for a cash consideration of $519,932,000 and the excess of the purchase price over the carrying value in the amount of $469,383,000 was charged to retained earnings. As of September 30, 2018, 50,000 of the purchased for cancellation Class A subordinate voting shares with a carrying value of $402,000 and a cash consideration of $4,180,000 were held by the Company and were paid and cancelled during the nine months ended June 30, 2019.
In addition, during the three months ended June 30, 2019, the Company also purchased for cancellation 5,158,362 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $500,000,000 (3,634,729 and $272,842,000, respectively during the three months ended June 30, 2018). The excess of the purchase price over the carrying value in the amount of $389,651,000 was charged to retained earnings ($195,062,000 during the three months ended June 30, 2018). The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
During the nine months ended June 30, 2018, the Company purchased for cancellation 1,131,100 Class A subordinate voting shares under the previous NCIB for a cash consideration of $94,032,000 and the excess of the purchase price over the carrying value in the amount of $84,998,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 242,400 shares with a carrying value of $1,936,000 and a purchase value of $20,157,000 were held by the Company and were paid and cancelled subsequent to June 30, 2018.

[4]
During the nine months ended June 30, 2019, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 374,995 Class A subordinate voting shares of the Company on the open market (372,290 during the nine months ended June 30, 2018) for a cash consideration of $30,740,000 ($24,789,000 during the nine months ended June 30, 2018).

On February 26, 2018, the Company entered into a private agreement with a related party, the Founder and Executive Chairman of the Board of the Company, to purchase for cancellation 3,230,450 Class A subordinate voting shares for a cash consideration of $231,443,000 excluding transaction costs of $300,000 which were paid during the three months ended June 30, 2018. The excess of the purchase price over the carrying value in the amount of $223,792,000 was charged to retained earnings. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase was considered within the annual aggregate limit that the Company was entitled to purchase under its previous NCIB.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options vest annually over four years from the date of the grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2018	12,830,826
Granted	49,582
Exercised (Note 5a)	(1,419,686)
Forfeited	(1,000,701)
Expired	(578)
Outstanding as at June 30, 2019	10,459,443
The weighted average fair value of stock options granted during the nine months ended June 30 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2019	2018
Grant date fair value ($)	16.28	13.46
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	20.07	21.63
Risk-free interest rate (%)	2.32	1.59
Expected life (years)	4.00	4.00
Exercise price ($)	81.30	67.81
Share price ($)	81.30	67.81

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments (continued)

ii)	Performance share units (PSUs)
The Company operates two PSU plans with similar terms and conditions. Under both PSU plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2018	658,732
Granted[1]	472,187
Exercised (Note 5a)	(160,694)
Forfeited	(105,469)
Outstanding as at June 30, 2019	864,756

[1]	The PSUs granted in the period had a grant date fair value of $83.24 per unit.
c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30:

					Three months ended June 30
	2019			2018
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	309,363	272,390,289	1.14	288,280	282,885,089	1.02
Net effect of dilutive stock options and PSUs[2]		4,950,902			4,655,375
	309,363	277,341,191	1.12	288,280	287,540,464	1.00

				Nine months ended June 30
	2019			2018
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	939,118	274,263,960	3.42	847,917	285,382,482	2.97
Net effect of dilutive stock options and PSUs[2]		4,892,084			4,777,593
	939,118	279,156,044	3.36	847,917	290,160,075	2.92

[1]
Class A subordinate voting shares purchased for cancellation as of the date of the transaction and 875,480 Class A subordinate voting shares held in trusts as at June 30, 2019 (661,179 as at June 30, 2018) were excluded from the calculation of the weighted average number of shares outstanding.

[2]
The calculation of the diluted earnings per share excluded 4,198 and 1,769,477 stock options, respectively for the three and nine months ended June 30, 2019 (6,100 and 2,819,926, respectively for the three and nine months ended June 30, 2018), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Investments in subsidiaries
a) Business acquisitions realized in the fiscal year
ckc AG (ckc)
On October 11, 2018, the Company acquired all outstanding shares of ckc, for a total cash consideration of $20,965,000 without considering the bank overdraft assumed of $2,543,000. ckc was a specialized provider of agile software development and management services, with a focus on the automotive sector, headquartered in Brunswick, Germany.
The purchase price is mainly allocated to goodwill, which is not deductible for tax purposes, and mostly represents the future economic value associated with acquired workforce and synergies with the Company’s operations. The purchase price allocation is preliminary and is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
Acando AB (Acando)
During the three months ended March 31, 2019, the Company acquired 22.6% of the outstanding shares of Acando, a consulting services firm with strategic consulting, system integration and customer-centric digital innovation capabilities, headquartered in Stockholm, Sweden, which was accounted for as an investment in an associate using the equity method. On April 16, 2019, the Company acquired control of Acando through the acquisition of an additional 71.1% of the outstanding shares under a tender offer and by May 14, 2019, an additional 2.4% was acquired. The remaining outstanding shares to be acquired are mandatorily redeemable, and accordingly, are included in accounts payable and accrued liabilities in the consolidated balance sheet.
The following table presents the preliminary purchase price allocation for the above acquisition based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

As at June 30, 2019
$
Current assets	130,476
PP&E	6,459
Intangible assets	95,561
Goodwill[1]	556,336
Current liabilities	(143,530)
Deferred tax liabilities	(26,266)
Long-term debt	(10,017)
609,019
Cash acquired	14,751
Net assets acquired	623,770

Consideration paid	599,744
Consideration payable	24,026
1 The goodwill arising from the acquisition mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. The goodwill is not deductible for tax purposes.

Since the date of acquisition, Acando contributed approximately $88,700,000 of revenues and $9,900,000 of earnings before acquisition and related integration costs, and income taxes to the financial results of the Company. These figures are indicative of the quarterly impact the acquisition would have had on the results of the Company since October 1, 2018, on a pro forma basis, before borrowing costs and divestitures, which are deemed non-significant.
The purchase price allocation is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation.
With strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI's proximity model and expertise across key sectors, including manufacturing, retail and government.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.    Investments in subsidiaries (continued)
a) Business acquisitions realized in the fiscal year (continued)
SCISYS Group Plc (SCISYS)
On June 14, 2019, the Company announced an all-cash offer of approximatively $131,258,000 to acquire all outstanding shares of SCISYS, operating in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.
b) Business acquisitions realized in the prior fiscal year
During the three months ended June 30, 2019, the Company finalized the purchase price allocation for Facilité Informatique Canada Inc. with no significant adjustments.
During the nine months ended June 30, 2019, the Company paid an additional cash consideration of $2,088,000 related to acquisitions realized in the prior fiscal year.
c) Acquisition-related and integration costs
During the three and nine months ended June 30, 2019, the Company expensed $37,134,000 and $50,126,000, respectively, related to acquisition-related and integration costs. These amounts include acquisition-related costs of $440,000 and $1,139,000, respectively, and integration costs of $36,694,000 and $48,987,000, respectively. The acquisition-related costs consist of professional fees incurred for the acquisitions. The integration costs mainly include severances of $28,035,000 and $36,916,000, respectively, accounted for in restructuring provisions, leases of vacated premises of $5,541,000 and $6,049,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $3,118,000 and $6,022,000, respectively.
During the three and nine months ended June 30, 2018, the Company expensed $8,532,000 and $35,393,000, respectively, related to acquisition-related and integration costs. These amounts included acquisition-related costs of $262,000 and $1,687,000, respectively, and integration costs of $8,270,000 and $33,706,000, respectively. The acquisition-related costs consist of professional fees incurred for the acquisitions. The integration costs mainly included severances of $6,743,000 and $17,093,000, respectively, accounted for in restructuring provisions, leases of vacated premises of nil and $10,711,000, respectively, accounted for in onerous lease provisions, as well as other integration costs of $1,527,000 and $5,902,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2019	2018	2019	2018
	$	$	$	$
Accounts receivable	69,991	(102,056)	130,363	(51,801)
Work in progress	(13,913)	11,252	(118,784)	(34,914)
Prepaid expenses and other assets	(8,699)	(1,396)	(29,530)	(2,741)
Long-term financial assets	(3,541)	(5,377)	(2,735)	(9,252)
Accounts payable and accrued liabilities	(44,026)	14,700	(21,904)	128,342
Accrued compensation	62,304	62,423	54,592	43,557
Deferred revenue	(115,731)	(76,972)	(64,028)	(59,788)
Provisions	3,441	(6,608)	(3,815)	(24,701)
Long-term liabilities	9,670	4,797	13,074	11,181
Retirement benefits obligations	(4,255)	1,159	(4,166)	(1,602)
Derivative financial instruments	552	697	(922)	(130)
Income taxes	3,181	13,537	14,605	43,488
	(41,026)	(83,844)	(33,250)	41,639
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2019	2018	2019	2018
	$	$	$	$
Net interest paid	18,328	16,073	67,644	54,201
Income taxes paid	102,145	56,350	271,082	208,807
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at June 30, 2019 and September 30, 2018.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information
In the prior fiscal year, management reviewed the Company's operating results through nine operating segments referred to as the Company's Strategic Business Units, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern  Europe (primarily Netherlands and Germany); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia. The last two operating segments which each had reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, had been aggregated together as Asia Pacific.
Effective October 1, 2018, the Company realigned its management structure, resulting primarily in the transfer of our Belgium and Southern Europe operations from the Central and Eastern Europe to the Western and Southern Europe operating segment as well as other internal organizational changes. During the three months ended June 30, 2019, the Company further realigned its management structure with the transfer of our Australia operations from the Asia Pacific segment to the U.K. operating segment. The Company is now managed through eight operating segments, namely: Western and Southern Europe (primarily France, Portugal and Belgium); Northern Europe (including Nordics, Baltics and Poland); Canada; U.S. Commercial and State Government; U.S. Federal; U.K. and Australia; Central and Eastern Europe (primarily Netherlands and Germany); and Asia Pacific Global Delivery Centers of Excellence (India and Philippines) (Asia Pacific).
The operating segments reflect the revised management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its revised management structure. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended June 30, 2019
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	509,883	519,021	429,197	452,971	425,402	339,523	299,300	144,500	3,119,797
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	61,377	54,648	77,462	99,288	72,945	41,197	26,988	40,340	474,245
Acquisition-related and integration costs (Note 6c)									(37,134)
Net finance costs									(19,415)
Earnings before income taxes									417,696

[1]
Total amortization and depreciation of $101,207,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K. and Australia, Central and Eastern Europe and Asia Pacific segments is $8,212,000, $18,952,000, $15,585,000, $17,990,000, $7,309,000, $19,281,000, $9,974,000 and $3,904,000, respectively for the three months ended June 30, 2019.

				For the three months ended June 30, 2018
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	508,099	456,821	424,415	431,075	377,217	350,490	258,498	134,097	2,940,712
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	53,867	54,250	91,443	75,844	57,567	50,363	19,877	32,109	435,320
Acquisition-related and integration costs (Note 6c)									(8,532)
Restructuring costs									(19,997)
Net finance costs									(18,656)
Earnings before income taxes									388,135

[1]
Total amortization and depreciation of $100,175,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K. and Australia, Central and Eastern Europe and Asia Pacific segments is $10,296,000, $14,411,000, $16,748,000, $20,046,000, $5,771,000, $20,801,000, $8,427,000 and $3,675,000, respectively for the three months ended June 30, 2018.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)

		For the nine months ended June 30, 2019
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,545,424	1,442,455	1,296,174	1,363,224	1,199,556	1,015,438	870,419	419,316	9,152,006
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	198,443	155,395	250,269	264,296	175,013	138,045	71,271	114,806	1,367,538
Acquisition-related and integration costs (Note 6c)									(50,126)
Net finance costs									(52,806)
Earnings before income taxes									1,264,606

[1]
Total amortization and depreciation of $294,408,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K. and Australia, Central and Eastern Europe and Asia Pacific segments is $32,608,000, $47,543,000, $47,743,000, $53,974,000, $20,532,000, $53,022,000, $27,519,000 and $11,467,000, respectively for the nine months ended June 30, 2019.

		For the nine months ended June 30, 2018
	Western and Southern Europe	Northern Europe	Canada	U.S. Commercial and State Government	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	1,520,785	1,404,091	1,252,806	1,262,679	1,105,055	1,005,634	767,914	388,901	8,707,865
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	200,164	146,955	270,708	198,183	152,746	152,160	59,192	85,894	1,266,002
Acquisition-related and integration costs (Note 6c)									(35,393)
Restructuring costs									(80,305)
Net finance costs									(53,103)
Earnings before income taxes									1,097,201

[1]
Total amortization and depreciation of $289,290,000 included in the Western and Southern Europe, Northern Europe, Canada, U.S. Commercial and State Government, U.S. Federal, U.K. and Australia, Central and Eastern Europe and Asia Pacific segments is $30,392,000, $42,996,000, $50,548,000, $54,554,000, $16,277,000, $58,315,000, $24,870,000 and $11,338,000, respectively for the nine months ended June 30, 2018.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2018. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)
GEOGRAPHIC INFORMATION
The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2019	2018	2019	2018
	$	$	$	$
Western and Southern Europe
France	445,116	434,334	1,347,742	1,308,206
Others	66,666	72,581	204,705	221,115
	511,782	506,915	1,552,447	1,529,321

Northern Europe
Sweden	245,099	202,684	656,429	625,123
Finland	204,486	200,489	609,865	605,536
Others	95,256	74,704	249,351	240,868
	544,841	477,877	1,515,645	1,471,527

Canada	469,999	461,317	1,424,129	1,367,498

U.S.[1]	896,258	829,248	2,588,426	2,421,573

U.K. and Australia
U.K.	376,043	368,986	1,117,092	1,035,480
Australia	11,802	23,708	58,836	91,452
	387,845	392,694	1,175,928	1,126,932

Central and Eastern Europe
Germany	172,790	138,410	482,381	387,432
Netherlands	115,916	112,225	352,543	339,836
Others	19,742	18,720	56,993	52,936
	308,448	269,355	891,917	780,204

Asia Pacific
Others	624	3,306	3,514	10,810
	624	3,306	3,514	10,810
	3,119,797	2,940,712	9,152,006	8,707,865

[1]
External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $464,694,000 and $431,564,000, respectively for the three months ended June 30, 2019 ($446,726,000 and $382,522,000, respectively for the three months ended June 30, 2018). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,371,499,000 and $1,216,927,000, respectively for the nine months ended June 30, 2019 ($1,299,361,000 and $1,122,212,000, respectively for the nine months ended June 30, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    18

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company for the three and nine months ended June 30:

	Three months ended June 30		Nine months ended June 30
	2019	2018	2019	2018
	$	$	$	$
Systems integration and consulting	1,600,456	1,545,991	4,731,700	4,550,421
Management of IT and business functions	1,519,341	1,394,721	4,420,306	4,157,444
	3,119,797	2,940,712	9,152,006	8,707,865
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $410,452,000 and 13.2% of revenues for the three months ended June 30, 2019 ($357,693,000 and 12.2% for the three months ended June 30, 2018) and $1,149,707,000 and 12.6% of revenues for the nine months ended June 30, 2019 ($1,044,719,000 and 12.0% for the nine months ended June 30, 2018).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    19

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.
The Company has made the following classifications:
Amortized cost
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
Fair value through earnings
Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets.
Fair value through other comprehensive income
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
There were no changes in valuation techniques during the nine months ended June 30, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    20

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at June 30, 2019		As at September 30, 2018
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Senior U.S. and euro unsecured notes	Level 2	1,363,843	1,426,125	1,517,334	1,550,329
Unsecured committed revolving credit facility	Level 2	429,489	429,489	194,795	194,795
Unsecured committed term loan credit facility	Level 2	654,600	654,600	—	—
Obligations other than finance leases	Level 2	18,066	17,642	30,124	29,130
Obligations under finance leases	Level 2	37,776	36,990	29,909	29,193
Other long-term debt	Level 2	28,546	27,615	28,731	27,674
		2,532,320	2,592,461	1,800,893	1,831,121
The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at June 30, 2019	As at September 30, 2018
		$	$
Financial assets
Financial assets at fair value through earning
Cash and cash equivalents	Level 2	225,151	184,091
Deferred compensation plan assets	Level 1	62,068	56,900
		287,219	240,991
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	24,811	12,395
Long-term derivative financial instruments	Level 2	52,546	11,312
		77,357	23,707
Financial assets at fair value through other comprehensive income
Long-term bonds included in funds held for clients	Level 2	180,854	184,401
Long-term investments	Level 2	33,820	30,054
		214,674	214,455
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	9,445	39,418
Long-term derivative financial instruments	Level 2	54,805	77,754
		64,250	117,172
There were no transfers between Level 1 and Level 2 during the nine months ended June 30, 2019.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    21

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at June 30, 2019	As at September 30, 2018
		$	$
Hedges of net investments in European operations
€365,700 cross-currency swaps to Canadian dollar (€490,500 as at September 30, 2018)	Current assets	4,860	8,545
	Long-term assets	6,464	—
	Long-term liabilities	—	6,560

Swedish kr371,900 cross-currency swaps to Canadian dollar (Swedish kr371,900 as at September 30, 2018)	Long-term assets	5,837	2,553

£75,842 cross-currency swaps to Canadian dollar (£75,842 as at September 30, 2018)	Long-term assets	11,720	6,311

Hedges of net investments in European operations and cash flow hedges of unsecured committed term loan credit facility
U.S.$500,000 cross-currency swaps to euro (nil as at September 30, 2018)	Long-term liabilities	28,844	—

Cash flow hedges of future revenue
U.S.$117,198 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$126,537 as at September 30, 2018)	Current assets	900	16
	Long-term assets	2,312	89
	Current liabilities	279	3,884
	Long-term liabilities	—	4,952

$278,711 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($267,104 as at September 30, 2018)	Current assets	6,980	3,417
	Long-term assets	5,939	1,573
	Current liabilities	47	4,254
	Long-term liabilities	172	8,651

€102,144 foreign currency forward contracts between the euro and the Indian rupee (€103,588 as at September 30, 2018)	Current assets	4,651	16
	Long-term assets	5,928	73
	Current liabilities	4	2,936
	Long-term liabilities	44	4,601

£76,154 foreign currency forward contracts between the British pound and the Indian rupee (£85,674 as at September 30, 2018)	Current assets	4,018	12
	Long-term assets	5,751	53
	Current liabilities	—	2,697
	Long-term liabilities	—	3,516

€56,837 foreign currency forward contracts between the euro and the British pound (€74,818 as at September 30, 2018)	Current assets	39	69
	Long-term assets	60	8
	Current liabilities	910	1,289
	Long-term liabilities	791	1,576

€61,123 foreign currency forward contracts between the euro and the Moroccan dirham (€63,064 as at September 30, 2018)	Current assets	843	71
	Long-term assets	1,915	415
	Current liabilities	499	1,106
	Long-term liabilities	622	2,322

$234,378 other foreign currency forward contracts ($275,698 as at September 30, 2018)	Current assets	2,520	249
	Long-term assets	1,691	158
	Current liabilities	734	1,302
	Long-term liabilities	602	1,055

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    22

Notes to the Interim Condensed Consolidated Financial Statements
For the three and nine months ended June 30, 2019 and 2018
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at June 30, 2019	As at September 30, 2018
		$	$
Cash flow hedges of Senior U.S. unsecured notes
U.S.$560,000 cross-currency swaps to Canadian dollar (U.S.$700,000 as at September 30, 2018)	Long-term assets	4,800	79
	Current liabilities	6,972	21,950
	Long-term liabilities	23,730	32,195

Fair value hedges of Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2018)	Long-term assets	129	—
	Long-term liabilities	—	12,326

During the nine months ended June 30, 2019, the Company settled cross-currency swaps with a notional amount of $193,900,000 for a net amount of $1,934,000. The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
During the nine months ended June 30, 2019, the Company has entered into an unsecured committed term loan credit facility, for a notional amount of U.S.$500,000,000 expiring in December 2023.
During the nine months ended June 30, 2019, the Company entered into U.S. dollar to euro cross-currency swap agreements for a notional amount of U.S.$500,000,000, which was designated as a foreign exchange hedge of the Company's net investment in its European operations and a cash flow hedge of the Company’s exposure to the interest and currency risks related to its U.S.$500,000,000 unsecured committed term loan credit facility.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and nine months ended June 30, 2019 and 2018    23